The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2010
PRICING SUPPLEMENT NO. 2010—MTNDD675  DATED NOVEMBER    , 2010
(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)
MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.
Non-Callable Fixed to Floating Rate Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due November 19, 2020
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
•
The notes have a maturity of approximately ten years and will mature on November 19, 2020.  At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus accrued and unpaid interest, if any.  Interest will only accrue and be payable on the maturity date and earlier interest payment dates, as explained below.  After the first year following issuance of the notes, the amount of interest payable to you will depend on the closing value of the S&P 500® Index, which we also refer to as the underlying index, as well as the level of 3-month USD-LIBOR plus 2.50% (subject to a maximum rate of 10.00%) per annum, which we also refer to as the contingent coupon rate, as described below.

•
During the first year following the issuance of the notes, the notes will pay a quarterly coupon of 6.00% per annum, regardless of the closing value of the underlying index or the contingent coupon rate.

•
From and including November 19, 2011, interest will accrue at an annual rate of 3-month-USD-LIBOR plus 2.50% (subject to a maximum rate of 10.00%), but only for each calendar day during the accrual period described below on which the closing value of the S&P 500® Index is greater than or equal to 800, which we refer to as the index reference level.  If the closing value of the underlying index is less than the index reference level for an entire accrual period, then no interest will accrue on the notes and you will not receive any interest payment on the related interest payment date.

•
3-month USD-LIBOR means, for any accrual period, the 3-month USD-LIBOR-BBA rate appearing on Reuters page “LIBOR01” at 11:00 a.m., New York time, on the second London business day prior to the beginning of that accrual period, or if not available on such day, the 3-month USD-LIBOR-BBA rate appearing on Reuters page “LIBOR01” at 11:00 a.m., New York time, on the immediately preceding business day.

•	Interest on the notes, if any, is payable quarterly each February 19, May 19, August 19 and November 19, beginning February 19, 2011 and ending on the maturity date.
•
The accrual period is the period beginning on, and including, November 19, 2011 to, but excluding, the next interest payment date, and each successive period from, and including, an interest payment date to, but excluding, the next interest payment date.  For the last four business days (including all remaining elapsed days) in an accrual period, the closing value of the underlying index will not be observed and will be assumed to be the same as the closing value of the underlying index on the elapsed day immediately preceding such unobserved days.

•	At maturity, you will receive for each note you hold an amount in cash equal to $1,000 plus accrued and unpaid interest, if any.
•	The notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.
	Per Note		Total
Public Offering Price	$1,000.00	(1)	$
Underwriting Fee	$22.50	(1)(2)	$
Proceeds to Citigroup Funding Inc.	$977.50	(3)	$
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $992.50 per note. You should refer to “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of up to $22.50 for each note sold in this offering. The actual per note underwriting fee will be equal to the selling concession provided to selected dealers, as described in the next sentence.   Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $22.50, subject to reduction for volume purchase discounts, for each $1,000 note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $22.50, subject to reduction for volume purchase discounts, for each $1,000 note they sell.  Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this preliminary pricing supplement for more information.
(3) The per note proceeds to Citigroup Funding indicated above represent the minimum per note proceeds to Citigroup Funding for any note, assuming the maximum per note underwriting fee of $22.50.  As noted in footnote (2), the underwriting fee is variable.

Citigroup Global Markets expects to deliver the notes to purchasers on or about November        , 2010.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Non-Callable Fixed to Floating Rate Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due November 19, 2020 (the “notes”) are non-callable securities offered by Citigroup Funding and have a maturity of approximately ten years.

Unlike ordinary debt securities, the notes only provide for the regular payment of interest for the first year following their issuance.  From and including November 19, 2011, interest will accrue at a rate of 3-month-USD-LIBOR plus 2.50% (subject to a maximum rate of 10.00%) per annum, which we refer to as the “contingent coupon rate,” but only for each calendar day during the accrual period described below on which the closing value of the S&P 500® Index, which we also refer to as the underlying index, is greater than or equal to 800, which we refer to as the “index reference level.”  If the closing value is less than the index reference level for an entire accrual period as described below, then no interest will accrue on the notes and you will not receive any interest payment on the related interest payment date.  Additionally, if the closing value of the underlying index is not greater than or equal to the index reference level on every calendar day during a particular accrual period, you will not receive the entire contingent coupon rate for the related accrual period.

The notes mature on November 19, 2020.  The notes do not provide for any redemption prior to maturity.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc.  Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $1,000.  You may transfer the notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

On any quarterly interest payment date, you will receive either (1) interest of 6.00% per annum for the first year after issuance of the notes or (2) following the first year after issuance, interest, which may be 0%, depending on the closing value of the underlying index on each calendar day during a particular accrual period as well as the contingent coupon rate, as described below.  We expect to pay interest in cash quarterly each February 19, May 19, August 19 and November 19, beginning February 19, 2011 and ending on the maturity date.  We refer to each of these quarterly payment dates as an “interest payment date.”  We refer to the period beginning on, and including, November 19, 2011 to, but excluding, the next interest payment date, and each successive period from, and including, an interest payment date to, but excluding, the next interest payment date, as an “accrual period.”  For the last four business days (including all remaining elapsed days) in an accrual period, the closing value of the underlying index will not be observed and will be assumed to be the same as the closing value of the underlying index on the elapsed day immediately preceding such unobserved days.

During the first year following the issuance of the notes, which will be from and including November 19, 2010 to but excluding November 19, 2011, the notes will pay a quarterly coupon of 6.00% per annum, regardless of the closing value of the underlying index or the contingent coupon rate.  From and including November 19, 2011, the notes will pay the contingent coupon rate for the applicable accrual period multiplied by the number of accrual days and divided by the number of elapsed days during that accrual period.  We refer to a calendar day during the relevant accrual period as an “elapsed day,” and we refer to an elapsed day on which the closing value of the underlying index is greater than or equal to the index reference level as an “accrual day.”  If the closing value of the underlying index is not greater than or equal to the index reference level on every elapsed day during a particular accrual period, you will not receive the full contingent coupon rate for the related accrual period.  Additionally, it is possible that the underlying index could remain at or below the index reference level for extended periods of time or even throughout the period from, and including, November 19, 2011 to, but excluding, the maturity date so that you will receive no quarterly contingent coupons.  If the closing value of the underlying index is not available on an elapsed day for any reason (including weekends and scheduled holidays), then the closing value of the underlying index for such elapsed day will be the closing value of the underlying index on the elapsed day immediately preceding such elapsed day.  The per annum interest rate calculated for any quarterly accrual period is applicable only to that quarterly accrual period; interest payments for any other quarterly accrual period will vary and may be zero.

“3-month USD-LIBOR” means, for any accrual period, the 3-month USD-LIBOR-BBA rate appearing on Reuters page “LIBOR01” at 11:00 a.m., New York time, on the second London business day prior to the beginning of that accrual period, or if not available on such day, the 3-month USD-LIBOR-BBA rate appearing on Reuters page “LIBOR01” at 11:00 a.m., New York time, on the immediately preceding business day.

During the first year following issuance, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months, so that each period from and including an interest payment date to but excluding the next interest payment date will be deemed to consist of 90 days.  After the first year and until maturity, the interest payment amount per note for any quarterly accrual period will equal the product of $1,000 and the per annum interest rate applicable to that quarterly accrual period divided by 4.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate.  You should understand how the interest rate calculations work before you invest in the notes.  You can find more information in the section “Description of the Notes—Interest” in this pricing supplement.

Where Can I Find Examples of Hypothetical Interest Payments Following the First Year After Issuance?

For a table setting forth examples of hypothetical amounts you could receive on each quarterly interest payment following the first year after issuance, see “Description of the Notes—Hypothetical Amounts Payable” below.

What Will I Receive at Maturity of the Notes?

The notes will mature on November 19, 2020.  At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus accrued and unpaid interest, if any.

What Will I Receive if I Sell the Notes Prior to Maturity?

You will receive 100% of the principal amount of your notes only if you hold the notes at maturity.  If you choose to sell your notes before the notes mature, you are not guaranteed and should not expect to receive the full principal amount of the notes you sell.  You should refer to the sections “Risk Factors Relating to the Notes—The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors” and “—The Notes Will Not Be Listed on Any Securities Exchange and Secondary Trading May Be Limited” in this pricing supplement for further information.

Who Publishes the S&P 500® Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500® Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500® Index is published by S&P and is intended to provide an indication of the pattern of common stock price movements. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through

1943. As of November 2, 2010, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

An investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

How Has the S&P 500® Index Performed Historically?

We have provided a table showing the high and low closing values of the S&P 500® Index for each quarter in the period from January 2005 to November 2010 and a graph showing the closing values of the S&P 500® Index on each index business day from January 3, 2005 to November 2, 2010. You can find the table and the graph in the section “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future.

Who Publishes 3-Month USD-LIBOR and What Does It Measure?

3-Month USD-LIBOR is a daily reference rate fixed in U.S. dollars based on the interest rates at which banks borrow funds from each other for a term of three months, in marketable size, in the London interbank market. Unless otherwise stated in this pricing supplement, 3-Month USD-LIBOR will equal, for any accrual period, the 3-month USD-LIBOR-BBA rate appearing on Reuters page “LIBOR01” at 11:00 a.m., New York time, on the second London business day prior to the beginning of that accrual period, or if not available on such day, the 3-month USD-LIBOR-BBA rate appearing on Reuters page “LIBOR01” at 11:00 a.m., New York time, on the immediately preceding business day.

How Has 3-Month USD-LIBOR Performed Historically?

We have provided a table showing the high and low levels, as well as end-of-quarter levels, of 3-Month USD-LIBOR for each quarter in the period from January 2005 to November 2010 and a graph showing the levels of 3-Month USD-LIBOR on each day such levels were available from January 3, 2005 to November 2, 2010. You can find the table and the graph in the section “Description of 3-Month USD-LIBOR—Historical Data on 3-Month USD-LIBOR” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of 3-Month USD-LIBOR in recent years. However, past performance is not indicative of how 3-Month USD-LIBOR will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

We and, by purchasing the notes, each holder agree to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes.  Assuming this treatment, U.S. holders will generally be required to recognize interest income at a “comparable yield,” determined by us at the time the notes are issued, adjusted each year to take account of the difference between actual and projected payments in that year.  Generally, amounts received at maturity or on earlier sale or exchange in excess of a U.S. Holder’s basis will be treated as additional interest income.

Under current law, non-U.S. holders generally will not be subject to U.S. federal income or withholding tax with respect to interest paid and amounts received on the sale, exchange or retirement of the notes, provided they fulfill certain certification requirements.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “Certain United States Federal Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  Citigroup Funding is a wholly owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes.  After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus.  However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Citigroup Global Markets Inc. will also act as calculation agent for the notes.  As calculation agent, Citigroup Global Markets Inc. will make determinations with respect to the notes.  You should refer to “Risk Factors —The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, related to the underlying index and 3-month USD-LIBOR. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the S&P 500® Index and other events that are difficult to predict and beyond our control.

The Notes Provide for Regular Interest Payments Only During the First Year Following Their Issuance

The terms of the notes differ from those of ordinary debt securities in that they only provide for the regular payment of interest during the one-year period following the original issue date. From and including November 19, 2011, interest will accrue at the contingent coupon rate, but only for each calendar day during the accrual period on which the closing value of the underlying index is greater than or equal to the index reference level.  If the closing value of the underlying index is less than the index reference level for an entire accrual period, then no interest will accrue on the notes and you will not receive any interest payment on the related interest payment date.  Additionally, if the closing value of the underlying index is not greater than or equal to the index reference level on every elapsed day during a particular accrual period, you will not receive the entire contingent coupon rate for the related accrual period.  Thus, the notes are not a suitable investment for investors who require regular market interest payments, because the interest payments after the first year following issuance of the notes depend on the closing value of the underlying index during the accrual period, which means the interest payments for any accrual period may be zero.  If you do not earn sufficient contingent coupons over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.

The Potential per Annum Rate and the Amount of Interest Payable on the Notes After the First Year Following Their Issuance Will Vary for Each Accrual Period

Because 3-month USD-LIBOR is a floating rate, the level of 3-month USD-LIBOR, and thus the contingent coupon rate applicable to each accrual period, will fluctuate. From and including November 19, 2011 to but excluding the maturity date, the notes will bear interest during each quarterly interest period at the per annum rate equal to 3-month USD-LIBOR determined on the second London business day prior to the first day of the applicable accrual period plus a spread of 2.50%, subject to a maximum interest rate of 10.00% per annum for any accrual period, but only for each calendar day during the accrual period on which the closing value of the underlying index is greater than or equal to the index reference level. Furthermore, the per annum interest rate that is determined on such date will apply for the entire accrual period following such date, even if 3-month USD-LIBOR increases during that accrual period.

The Interest Rate Applicable to the Notes After the First Year Following Their Issuance Will Be Subject to a Maximum per Annum Interest Rate

The interest rate applicable to the notes from and including November 19, 2011 cannot exceed 10.00% per annum for any quarterly accrual period. This maximum interest rate will limit the amount of interest you may be paid on the notes to a maximum of $25.00 per note per quarterly accrual period, even if the closing value of the underlying index is greater than or equal to the index reference level on every calendar day during the accrual period. As a result, if 3-month USD-LIBOR applicable to any accrual period is greater than 7.50% (without taking into account the 2.50% spread that will be added to 3-month USD-LIBOR), the notes will provide you less interest income than an investment in a similar instrument that is not subject to a maximum per annum interest rate.

The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors

Several factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the notes in the secondary market, including: the level of 3-month USD-LIBOR, the value, volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc. You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

You cannot predict the future performance of the S&P 500® Index based on its historical performance.  The value of the underlying index may decrease and be below the index reference level on every elapsed day so that you will receive no return on your investment aside from the 6.00% per annum coupon that will be paid in the first year following the issuance of the notes.  There can be no assurance that the closing value of the underlying index will be greater than or equal to the index reference level on any elapsed day so that you will receive a coupon payment on the notes for the applicable accrual period.  See “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” on page PS-17.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the notes.

Investing in the Notes Is Not Equivalent to Investing in the Underlying Index

Investing in the notes is not equivalent to investing in the underlying index or its component stocks. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

Adjustments to the Underlying Index Could Adversely Affect the Value of the Notes

The publisher of the underlying index may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

The Notes Will Not Be Listed on Any Securities Exchange and Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Historical Performance of the Underlying Index and 3-Month USD-LIBOR Is Not an Indication of Their Future Performance

The historical performance of the underlying index and 3-month USD-LIBOR, which are included in this offering summary, should not be taken as an indication of the future performance of the underlying index or 3-month USD-LIBOR, as applicable, during the term of the notes. Changes in the value of the underlying index or the level of 3-month USD-LIBOR will affect the trading price of the notes, but it is impossible to predict whether the value of the underlying index or the level of 3-month USD-LIBOR will rise or fall.

The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices may be lower than the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes

Citigroup Global Markets Inc., the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the number of accrual days, the level of 3-month USD-LIBOR applicable to each accrual period and the payment that you will receive on each interest payment date. Determinations made by Citigroup Global Markets Inc., in its capacity as calculation agent, including with respect to the selection of a successor index or calculation of the closing value in the event of discontinuance of the underlying index, may adversely affect the payout to you at maturity.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index and options, swaps or futures based upon 3-month USD-LIBOR as well as in other instruments related to the underlying index and 3-month USD-LIBOR. Our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities during the term of the notes could adversely affect the value of the underlying index on any elapsed day or the contingent coupon rate applicable to each accrual period and, accordingly, whether an elapsed day counts as an accrual day and we pay a quarterly coupon on the notes.

You Will Have No Rights Against the Publishers of 3-Month USD-LIBOR

You will have no rights against the publishers of 3-month USD-LIBOR even though the amount you receive on an interest payment date will depend upon the level of 3-month USD-LIBOR. The publishers of 3-month USD-LIBOR are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

▪	Prospectus Supplement filed on February 18, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm
▪	Prospectus filed on February 18, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Non-Callable Fixed to Floating Rate Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due November 19, 2020 (the “Notes”) are non-callable securities offered by Citigroup Funding and have a maturity of approximately ten years.

Unlike ordinary debt securities, the Notes only provide for the regular payment of interest for the first year following their issuance.  From and including November 19, 2011, interest on the Notes will accrue at a rate of 3-Month-USD-LIBOR plus 2.50% (subject to a maximum rate of 10.00%) per annum (the “Contingent Coupon Rate”), but only for each calendar day during the Accrual Period on which the Closing Value of the S&P 500® Index (which we also refer to as the “Underlying Index”) is greater than or equal to 800 (the “Index Reference Level”).  If the Closing Value is less than the Index Reference Level on each Elapsed Day during the Accrual Period, then no interest will accrue on the Notes and you will not receive any interest payment on the related Interest Payment Date for that Accrual Period.  Additionally, if the Closing Value of the Underlying Index is not greater than or equal to the Index Reference Level on every Elapsed Day during a particular Accrual Period, you will not receive the entire Contingent Coupon Rate for the related Accrual Period.

The Notes mature on November 19, 2020 (the “Maturity Date”).  The Notes do not provide for any redemption prior to maturity.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc.  Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each Note represents a principal amount of $1,000.  You may transfer the Notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

On any quarterly Interest Payment Date, you will receive either (1) interest of 6.00% per annum for the first year after issuance of the Notes or (2) following the first year after issuance, interest, which may be 0%, depending on the Closing Value of the Underlying Index on each Elapsed Day during a particular Accrual Period as well as the applicable Contingent Coupon Rate, as described below.  We expect to pay interest, if any, in cash quarterly on each Interest Payment Date.

During the first year following the issuance of the Notes, which will be from and including November 19, 2010 to but excluding November 19, 2011, the Notes will pay a quarterly coupon of 6.00% per annum, regardless of the Closing Value of the Underlying Index or the Contingent Coupon Rate.  From and including November 19, 2011, the Notes will pay the Contingent Coupon Rate for the applicable Accrual Period multiplied by the number of Accrual Days and divided by the number of Elapsed Days, each as defined below.  If the Closing Value of the Underlying Index is not greater than or equal to the Index Reference Level on every Elapsed Day during a particular Accrual Period, you will not receive the full Contingent Coupon Rate for the related Accrual Period.  Additionally, it is possible that the Underlying Index could remain at or below the Index Reference Level for extended periods of time or even throughout the period from, and including, November 19, 2011 to, but excluding, the Maturity Date so that you will receive no quarterly contingent coupons.  The per annum interest rate calculated for any quarterly Accrual Period is applicable only to that quarterly Accrual Period; interest payments for any other quarterly Accrual Period will vary and may be zero.

During the first year following issuance, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months, so that each period from and including an Interest Payment Date to but excluding the next Interest Payment Date will be deemed to consist of 90 days.  After the first year and until maturity, the interest payment amount per Note for any quarterly Accrual Period will equal the product of $1,000 and the per annum interest rate applicable to that quarterly Accrual Period divided by 4.

The structure of the interest payments on the Notes differs from notes that bear interest at a fixed rate.  You should understand how the interest rate calculations work before you invest in the Notes.

Interest, if any, will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date.

“3-Month USD-LIBOR” means, for any Accrual Period, the 3-month USD-LIBOR-BBA rate appearing on Reuters page “LIBOR01” at 11:00 a.m., New York time, on the second London Business Day prior to the beginning of that Accrual Period, or if not available on such day, the 3-month USD-LIBOR-BBA rate appearing on Reuters page “LIBOR01” at 11:00 a.m., New York time, on the immediately preceding Business Day.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

An “Accrual Day” means an Elapsed Day on which the Closing Value of the Underlying Index is greater than or equal to the Index Reference Level.  If the Closing Value of the Underlying Index is not available on an Elapsed Day for any reason (including weekends and scheduled holidays), then the Closing Value of the Underlying Index for such Elapsed Day will be the Closing Value of the Underlying Index on the Elapsed Day immediately preceding such Elapsed Day.

An “Elapsed Day” means each calendar day during the relevant Accrual Period.

The “Accrual Period” means the period beginning on, and including, November 19, 2011 to, but excluding, the next Interest Payment Date, and each successive period from, and including, an Interest Payment Date to, but excluding, the next Interest Payment Date.  For the last four Business Days (including all remaining Elapsed Days) in an Accrual Period, the Closing Value of the Underlying Index will not be observed and will be assumed to be the same as the Closing Value of the Underlying Index on the Elapsed Day immediately preceding such unobserved days.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the S&P 500® Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the Closing Value of the index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

An “Interest Payment Date” means each February 19, May 19, August 19 and November 19, beginning February 19, 2011 and ending on the Maturity Date. If any such date is not a Business Day, then the Interest Payment Date will be postponed to the next Business Day, and no additional interest will accrue on the Notes.

The “Original Issue Date” means November   , 2010.

The “Pricing Date” means the date on which the Notes are priced for initial sale to the public (expected to be November 16, 2010).

Subject to the terms described under “—Discontinuance of the S&P 500® Index” and “—Alteration of Method of Calculation” below, the “Closing Value” means the closing value as published by the Index Publisher.

The “Index Publisher” is Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.

Hypothetical Amounts Payable

The tables below present examples of hypothetical quarterly interest that would accrue on the Notes after the first year following their issuance based on the total number of calendar days in an Accrual Period on which the Closing Value of the Underlying Index is greater than or equal to the Index Reference Level.

For illustrative purposes, the table assumes an Accrual Period that contains 90 days and an interest rate of 3-Month USD-LIBOR plus 2.50% per annum, subject to a maximum rate of 10.00% per annum.

The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

The actual interest payments after the first year following issuance of the Notes will depend on whether the Closing Value of the Underlying Index is greater than or equal to the Index Reference Level on each calendar day.  The applicable interest rate for each Accrual Period will be determined on a per-annum basis but will apply only to that Accrual Period.

Assuming 3-Month USD-LIBOR equals 0.00% for the relevant Accrual Period:

Hypothetical Number of Days the Index Is At or Above the Reference Level During an Accrual Period	3-Month USD-LIBOR Plus 2.5% (Maximum of 10.00%)	Hypothetical Coupon Rate (per Annum)	Hypothetical Quarterly Interest Payment per $1,000
0	2.50%	0.00%	$0.00
15	2.50%	0.42%	$1.04
30	2.50%	0.83%	$2.08
45	2.50%	1.25%	$3.13
60	2.50%	1.67%	$4.17
75	2.50%	2.08%	$5.21
90	2.50%	2.50%	$6.25

Assuming 3-Month USD-LIBOR equals 4.50% for the relevant Accrual Period:

Hypothetical Number of Days the Index Is At or Above the Reference Level During an Accrual Period	3-Month USD-LIBOR Plus 2.5% (Maximum of 10.00%)	Hypothetical Coupon Rate (per Annum)	Hypothetical Quarterly Interest Payment per $1,000
0	7.00%	0.00%	$0.00
15	7.00%	1.17%	$2.92
30	7.00%	2.33%	$5.83
45	7.00%	3.50%	$8.75
60	7.00%	4.67%	$11.67
75	7.00%	5.83%	$14.58
90	7.00%	7.00%	$17.50

Assuming 3-Month USD-LIBOR equals 8.00% for the relevant Accrual Period:

Hypothetical Number of Days the Index Is At or Above the Reference Level During an Accrual Period	3-Month USD-LIBOR Plus 2.5% (Maximum of 10.00%)	Hypothetical Coupon Rate (per Annum)	Hypothetical Quarterly Interest Payment per $1,000
0	10.00%	0.00%	$0.00
15	10.00%	1.67%	$4.17
30	10.00%	3.33%	$8.33
45	10.00%	5.00%	$12.50
60	10.00%	6.67%	$16.67
75	10.00%	8.33%	$20.83
90	10.00%	10.00%	$25.00

Payment at Maturity

The Notes will mature on November 19, 2020. At maturity, you will receive for each Note you hold an amount in cash equal to $1,000 plus accrued and unpaid interest, if any.

Discontinuance of the S&P 500® Index

If S&P discontinues publication of the S&P 500® Index or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the S&P 500® Index, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If S&P discontinues publication of the S&P 500® Index and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the S&P 500® Index, the value to be substituted for the S&P 500® Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If a successor index is selected or the Calculation Agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index may adversely affect the market value of the Notes.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500® Index or a successor index is changed in any material respect, or if the S&P 500® Index or a successor index is in any other way modified so that the value of the S&P 500® Index or the successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500® Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P 500® Index or the successor index. Accordingly, if the method of calculating the S&P 500® Index or the successor index is modified so that the value of the S&P 500® Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of       % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC.  The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0KY4.

Calculation Agent

The “Calculation Agent” for the Notes will be Citigroup Global Markets, an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of November 2, 2010, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of November 2, 2010, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.60%), Consumer Staples (11.09%), Energy (11.19%), Financials (15.29%), Health Care (11.47%), Industrials (10.67%), Information Technology (19.40%), Materials (3.64%), Telecommunication Services (3.13%) and Utilities (3.53%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all S&P 500® component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance’).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

The following table sets forth, for each of the quarterly periods indicated, the high and low Closing Values of the S&P 500® Index from January 3, 2005 through November 2, 2010. These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low	Period End
2005
Quarter
First	1,225.31	1,163.75	1,180.59
Second	1,216.96	1,137.50	1,191.33
Third	1,245.04	1,194.44	1,228.81
Fourth	1,272.74	1,176.84	1,248.29
2006
Quarter
First	1,225.31	1,163.75	1,294.83
Second	1,325.76	1,223.69	1,270.20
Third	1,339.15	1,234.49	1,335.85
Fourth	1,427.09	1,331.32	1,418.30
2007
Quarter
First	1,459.68	1,374.12	1,420.86
Second	1,539.18	1,424.55	1,503.35
Third	1,553.08	1,406.70	1,526.75
Fourth	1,565.15	1,407.22	1,468.36
2008
Quarter
First	1,447.16	1,273.37	1,322.70
Second	1,426.63	1,278.38	1,280.00
Third	1,305.32	1,106.39	1,166.36
Fourth	1,161.06	752.44	903.25
2009
Quarter
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1,071.66	879.13	1,057.08
Fourth	1,127.78	1,025.21	1,115.10
2010
Quarter
First	1,174.17	1,056.74	1,169.43
Second	1,217.28	1,030.71	1,030.71
Third	1,148.67	1,022.58	1,141.20
Fourth (through November 2, 2010)	1,193.57	1,137.03	1,193.57

On November 2, 2010, the Closing Value of the S&P 500® Index was 1,193.57.

The following graph illustrates the historical performance of the S&P 500® Index based on the Closing Value thereof on each Index Business Day from January 3, 2005 through November 2, 2010. Past movements of the S&P 500® Index are not indicative of future values of the S&P 500® Index.

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF

THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this pricing supplement regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

DESCRIPTION OF 3-MONTH USD-LIBOR

General

3-Month USD-LIBOR is a daily reference rate fixed in U.S. dollars based on the interest rates at which banks borrow funds from each other for a term of three months, in marketable size, in the London interbank market.

Historical Data on 3-Month USD-LIBOR

The following table sets forth the published high and low levels, as well as end-of-quarter levels, of 3-Month USD-LIBOR for each quarter in the period from January 3, 2005 through November 2, 2010. The level of 3-Month USD-LIBOR on November 2, 2010 was 0.2859. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical levels of 3-Month USD-LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the level of 3-Month USD-LIBOR applicable to each Accrual Period.

	High	Low	Period End
2005
Quarter
First	3.1200%	2.5700%	3.1200%
Second	3.5163	3.1200	3.5163
Third	4.0650	3.5288	4.0650
Fourth	4.5363	4.0769	4.5363
2006
Quarter
First	5.0000	4.5406	5.0000
Second	5.5081	5.0000	5.4806
Third	5.5200	5.3638	5.3700
Fourth	5.3800	5.3500	5.3600
2007
Quarter
First	5.3603	5.3300	5.3500
Second	5.3600	5.3500	5.3600
Third	5.7250	5.1981	5.2288
Fourth	5.2531	4.7025	4.7025
2008
Quarter
First	4.6806	2.5419	2.6881
Second	2.9200	2.6381	2.7831
Third	4.0525	2.7850	4.0525
Fourth	4.8188	1.4250	1.4250
2009
Quarter
First	1.4213	1.0825	1.1919
Second	1.1769	0.5950	0.5950
Third	0.5875	0.2825	0.2869
Fourth	0.2844	0.2488	0.2506
2010
Quarter
First	0.2915	0.2488	0.2915
Second	0.5393	0.2915	0.5339
Third	0.5336	0.2894	0.2900
Fourth (through November 2, 2010)	0.2906	0.2859	0.2859

The following graph illustrates the historical performance of 3-Month USD-LIBOR on each day from January 3, 2005 through November 2, 2010.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Notes.  This discussion applies only to an investor who purchases the Notes at their original issuance and holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code (the “Code”).  This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders subject to a mark-to-market method of tax accounting;
•	investors holding the Notes as part of a “straddle,” conversion transaction, integrated transaction or constructive sale transaction;
•	U.S. Holders (defined below) whose functional currency is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	regulated investment companies;
•	real estate investment trusts;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”; or
•	persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding Notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Notes.

As the law applicable to the U.S. federal taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Notes

We and, by purchasing the Notes, each holder agree to treat each Note for U.S. federal income tax purposes as a debt instrument that is subject to U.S. Treasury regulations governing contingent payment debt instruments.  The remainder of this summary assumes this treatment.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders.  As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;
•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

The Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and U.S. Holders will be required to accrue as interest income the OID on the Notes as described below.

We are required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  Solely for purposes of determining the amount of interest income that U.S. Holders will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the Notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.

The comparable yield is a rate of    %, compounded quarterly; and the projected payment schedule with respect to a Note consists of the following payments:

February 19, 2011	$	August 19, 2013	$	February 19, 2016	$	August 19, 2018	$
May 19, 2011	$	November 19, 2013	$	May 19, 2016	$	November 19, 2018	$
August 19, 2011	$	February 19, 2014	$	August 19, 2016	$	February 19, 2019	$
November 19, 2011	$	May 19, 2014	$	November 19, 2016	$	May 19, 2019	$
February 19, 2012	$	August 19, 2014	$	February 19, 2017	$	August 19, 2019	$
May 19, 2012	$	November 19, 2014	$	May 19, 2017	$	November 19, 2019	$
August 19, 2012	$	February 19, 2015	$	August 19, 2017	$	February 19, 2020	$
November 19, 2012	$	May 19, 2015	$	November 19, 2017	$	May 19, 2020	$
February 19, 2013	$	August 19, 2015	$	February 19, 2018	$	August 19, 2020	$
May 19, 2013	$	November 19, 2015	$	May 19, 2018	$	November 19, 2020	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts, if any, that we will pay on the Notes.

For U.S. federal income tax purposes, a U.S. Holder is required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the Notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of the holder’s accounting method, a U.S. Holder will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amounts of the contingent payments on the Notes during the year (as described below).

In addition to interest accrued based upon the comparable yield as described above, a U.S. Holder will be required to recognize interest income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of a Note for a taxable year.  A net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of a Note for a taxable year:

•	will first reduce the amount of interest in respect of the Note that the U.S. Holder would otherwise be required to include in income in the taxable year; and
•
to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the Note exceeds the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the Note in prior taxable years.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the Note or to reduce the amount realized on a sale or exchange of the Note (including redemption at maturity).

Upon a sale or exchange of a Note, a U.S. Holder generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and the holder’s adjusted basis in the Note.  At maturity, a U.S. Holder will be treated as receiving the projected amount for that date, and any difference between the amount actually received and that projected amount will be treated as a positive or negative adjustment governed by the rules above.  A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued in respect of the Note (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any prior projected payments in respect of the Note.  U.S. Holders generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations.  Additionally, a U.S. Holder who recognizes a loss above certain thresholds may be required to file a disclosure statement with the IRS.  U.S. Holders should consult their tax advisors regarding this reporting obligation.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;
•	a foreign corporation; or
•	a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States.  Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Notes.

Income and gain from a Note will be exempt from U.S. federal income tax (including withholding tax) provided, generally, that (i) the Non-U.S. Holder has certified on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provided its name and address or otherwise satisfied applicable documentation requirements and (ii) such amounts are not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business.

If the Non-U.S. Holder is engaged in a U.S. trade or business and if the income or gain from a Note is effectively connected with the Non-U.S. Holder’s conduct of that trade or business, although exempt from the withholding tax discussed above, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding.  Non-U.S. Holders to which this paragraph may apply should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

An individual Non-U.S. Holder’s Notes will not be included in the Non-U.S. Holder’s estate for U.S. federal estate tax purposes, provided that interest on the Notes is not then effectively connected with the conduct of a U.S. trade or business.

Information Reporting and Backup Withholding

OID accrued and the proceeds received from a sale or exchange of a Note (including redemption at maturity) will be subject to information reporting unless the holder is an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions.  A Non-U.S. Holder (or financial institution holding the Notes on behalf of the Non-U.S. Holder) that provides the applicable withholding agent with an IRS Form W-8BEN or W-8ECI, as appropriate, will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of Notes (         Notes) for $977.50 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers affiliated with Citigroup Global Markets, including its affiliate Morgan Stanley Smith Barney LLC, at the public offering price less a selling concession of $22.50 per Note, subject to reduction for volume purchase discounts, and to certain selected dealers not affiliated with Citigroup Global Markets at the public offering price less a selling concession of up to $22.50 per Note, subject to reduction for volume purchase discounts. Citigroup Global Markets will pay this selling concession to selected dealers and their financial advisors collectively.  Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $22.50 per Note, or, if lesser, the actual amount of the selling concession received by such dealer, on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The actual public offering price, the underwriting fee received by Citigroup Global Markets and the selling concession granted to selected dealers per Note may be reduced for volume purchase discounts depending on the aggregate amount of the Notes purchased by a particular investor according to the following chart.

Aggregate Principal Amount of Notes for Any Single Investor	Price to Public per Note	Underwriting Fee per Note	Selling Concession per Note
< $1,000,000	$1,000.00	up to $22.50	up to $22.50
≥ $1,000,000 and < $3,000,000	$996.25	up to $18.75	up to $18.75
≥ $3,000,000 and < $5,000,000	$994.38	up to $16.88	up to $16.88
≥ $5,000,000	$992.50	up to $15.00	up to $15.00

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the Notes distributed by such dealers.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.
Medium-Term Notes, Series D

Non-Callable Fixed to Floating
Rate Notes with Contingent
Coupon Based on the Performance
of the S&P 500® Index due
November 19, 2020

($1,000 Principal Amount per Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement

November    , 2010
(Including Prospectus Supplement dated
February 18, 2009 and Prospectus dated
 February 18, 2009)

____________________ TABLE OF CONTENTS
Page
Pricing Supplement
Summary Information—Q&A	PS-2
Risk Factors Relating to the Notes	PS-7
Description of the Notes	PS-10
Description of the S&P 500® Index	PS-15
Description of 3-Month USD-LIBOR	PS-20
Certain United States Federal Tax Considerations	PS-22
Plan of Distribution; Conflicts of Interest	PS-25
ERISA Matters	PS-26

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution	S-41
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Description of Debt Security and Exchange Agreement Units	24
Limitations on Issuances in Bearer Form	24
Plan of Distribution	26
ERISA Matters	29
Legal Matters	29
Experts	29